Exhibit 12.2

	Six months ended December 31, 2004	Fiscal Year Ended June 30, (1)
		2004	2003	2002	2001	2000
EARNINGS:
Income (loss) from continuing operations before income taxes, minority interests and cumulative effect of accounting change	$1,204	$2,187	$1,623	$1,020	$394	$269
ADDBACK:
Equity losses from affiliates	126	5	1	144	92	90
Dividends received from affiliates	3	73	6	24	56	9
Amortization of capitalized interest	21	31	27	27	23	22
Fixed charges (exclusive of capitalized interest)	164	217	203	329	399	341

Earnings available for Fixed Charges	$1,518	$2,513	$1,860	$1,544	$964	$731

FIXED CHARGES:
Interest on debt	$151	$186	$174	$297	$376	$316
Capitalized interest	18	42	26	22	28	43
Interest element on rental expense	13	31	29	32	23	25

Total Fixed Charges	$182	$259	$229	$351	$427	$384

RATIO OF EARNINGS TO FIXED CHARGES	8.3	9.7	8.1	4.4	2.3	1.9

(1)	The prior years' ratio of earnings to fixed charges for June 30, 2000 through June 30, 2004 have been conformed to the six months ended December 31, 2004 presentation.